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EXHIBIT 4.2

AGREEMENT

        THIS AGREEMENT made as at the 3rd day of April, 2001

BETWEEN:

    Garth R. Albright, an individual residing at 4397 Cheviot Road, North Vancouver, B.C., V7R 3T3

    (hereinafter referred to as the "Employee")

    OF THE FIRST PART,

AND:

    Peace Arch Entertainment Group Inc., a corporation incorporated under the laws of the Province of British Columbia and having its head office at #302, 1132 Hamilton Street, Vancouver, B.C., V6B 2S2

    (hereinafter referred to as the "Employer")

    OF THE SECOND PART.

        WHEREAS the Employee is presently employed, or is about to be employed, by the Employer in a position of confidence and trust and under conditions where he has or may have access to technical, confidential and secret information regarding the existing or contemplated business of the Employer;

        AND WHEREAS the Employee recognizes that as part of the duties of his employment, all ideas and suggestions of interest to the Employer, conceived or made by him while he is employed by the Employer shall be made available to the Employer;

        AND WHEREAS the Employer is associated as subsidiary, affiliate, associate or parent with corporations and unincorporated business enterprises, the number of which varies from time to time but all of which during all pertinent times have common business interests either through ownership or agreement (hereinafter all of such corporations and incorporated business enterprises are referred to collectively as the "Employer");

        AND WHEREAS the Employer is desirous of employing the Employee to provide the services outlined and described in Schedule "A" hereto in connection with the business carried on by the Employer, consisting principally of the production and/or distribution of film and video programming and including certain other business activities relating thereto (the "Business");

        AND WHEREAS during the course of the Employee's employment with the Employer, the Employee will be introduced to, have contact with, and his services may be solicited by, one or more of the clients of the Employer;

        AND WHEREAS the Employee may be trained by the Employer to perform services in connection with the Business and through such training the Employee will acquire knowledge, experience and expertise, as well as detailed knowledge of the Employer's confidential customer and supplier lists and information, marketing techniques, price lists, trade secrets and other property which is and shall be the property of the Employer, and the disclosure, loss or, unauthorized use of which would substantially harm the Business;

        NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein, the sum of one dollar paid by each party hereto each of the other parties hereto and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), it is agreed as follows:

ARTICLE ONE—AGREEMENT

        1.1  Termination of Prior Agreements. This Employment Agreement, from and after the date hereof, supersedes and takes the place of any other contracts of the same nature heretofore existing between the parties hereto.

ARTICLE TWO—EMPLOYMENT

        2.1  Employment. Subject to the terms and conditions contained herein, the Employer agrees to employ the Employee and the Employee agrees to be employed by the Employer in its Business and will have the title of "Chief Financial Officer." The Employee is subject to a six month probationary period, commencing the effective date of this contract.

        2.2  Conform with Directions and Policies. During his employment with the Employer, the Employee shall in all respects conform to and comply with the directions and policies of the Employer communicated to the Employee, perform each of the duties assigned from time to time by the Employer to the best of his skill and ability, faithfully and diligently serve the Employer, use his best efforts to promote the interests and reputation of the Employer and devote his full working time, attention and energies to the Business of the Employer. Without restricting the generality of the foregoing, the Employee's duties and other conditions of employment shall initially be as set out in Schedule "A" attached hereto.

        2.3  Termination of Employment. The Employee's employment may be terminated:

  (a)
  by the Employer,

  (i)
  for just cause at any time by the Employer without notice and without any payment in lieu of notice. The effective date of termination may be the date that such cause occurred. "Just Cause" includes, but is not limited to:

  a)
  theft, dishonesty, fraud or other act of moral turpitude by the Employee;

  b)
  any material neglect of duty or misconduct of the Employee in discharging any of the Employee's duties hereunder;

  c)
  any conduct of the Employee which is materially detrimental or embarrassing to the Employer, including, without limitation, the Employee being convicted of an offence under the Criminal Code of Canada or similar statute or penal code in the jurisdictions where the Employee performs any of his duties for the Employer or an affiliate of the Employer; or

  d)
  any willful breach or non-observance by him of any of the conditions or obligations of this agreement.

    (ii)
    without cause, within the first six (6) months of employment; after the first three (3) months of employment the Employee is entitled to three (3) months notice or three (3) months payment of base salary in lieu of notice;

    (iii)
    without cause after the first six (6) months of employment and within three years of the effective date of this contract the Employee is entitled to three (3) months notice or three (3) months payment of base salary in lieu of notice; or

    (iv)
    without cause after three (3) years employment the Employee is entitled to such notice period or payment of base salary in lieu of notice as may be negotiated by the parties in good faith.

and the Employee hereby waives any claim to further notice or compensation and the Employee agrees that the foregoing notice period(s) are deemed conclusively to be reasonable notice of termination.

  (b)
  by the Employee, upon the Employee giving the Employer one (1) month written notice. Upon the effective dated of the Employee's resignation, the Employer shall not be obligated to make any further payments under this Agreement. On the giving of such notice by the Employee, or at any time thereafter, the Employer shall have the right to elect to terminate the Employee's employment at any time prior to the effective date of the Employee's resignation, and upon such election, shall provide the Employee the following:

  i)
  a lump sum equal to one (1) month base salary or to such proportion of the one (1) month that remains outstanding at the time of the election; and

  ii)
  continuation of the benefits for the one (1) month period of such proportion of the one (1) month that remains outstanding at the time of the election.

  (c)
  if there is a Change in Control (as such term is defined herein) and in the next ninety days following the Change in Control any of the following occur:

  (ii)
  the Employee's employment is terminated without cause or notice of termination without cause is received by the Employee; or

  (iii)
  the Employee is:

  a)
  placed in any position of lesser stature than that of Chief Financial Officer of the Employer;

  b)
  assigned duties inconsistent with such position or duties which, if performed, would result in a significant change in the nature of scope of powers, authority, functions or duties inherent in such position immediately prior to the Change in Control; or

  c)
  assigned performance requirements or working conditions which are at significant variance with the performance requirements and working conditions in effect immediately preceding the Change in Control; or is accorded treatment on a general basis which is in derogation of his status of Chief Financial Officer, then, at the Employee's election, of which the Employee shall advise the Employer by notice in writing forthwith if his employment is terminated or within thirty days of any event listed in subsection (b) above, this Agreement shall be deemed to have been terminated by the Employer and within thirty (30) days of such termination or election by the Employee the Employer shall pay to the Employee three (3) months base salary in addition to any amounts or notice required under 2.3 (a) (ii) above.

        2.4  For the purposes of this Agreement, a "Change in Control" means:

    (a)
    the direct or indirect sale, lease, exchange or other transfer (other than in the ordinary course of business) of all or substantially all (75% or more) of the assets of the Company to any person or entity or group of persons or entities acting in concert as a partnership or other group (a "Group of Persons");

    (b)
    the merger, consolidation or other business combination of the Company with or into another corporation with the effect that the shareholders of the Company immediately following the merger, consolidation or other business combination, hold 50% or less of the combined voting power of the then outstanding securities of the surviving corporation of such merger, consolidation or other business combination, ordinarily (and apart from rights accruing under special circumstances) having the right to vote for the election of directors; or

    (c)
    a person or Group of Persons shall, as a result of a take-over bid, tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the beneficial owner of securities of the Company representing 51% or more of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote for the election of directors.

        2.5  Employee not to Engage in Other Employment. The Employee agrees not to engage or be interested, directly or indirectly, in any other business or employment during the term of this employment, except with the specific permission of the Employer, given in writing.

        Without in any way limiting the scope of the Employee's fiduciary obligations to the Employer, the Employee agrees that, at all times during the term of this Agreement and following the termination of this Agreement or the employment of the Employee with the with the Employer, the Employee shall not engage in unfair competition with the Employer, its affiliates or subsidiaries, aid others in any unfair competition with the Employer its affiliates or subsidiaries, in any way breach the confidence that the Employer has placed in the Employee, misappropriate any proprietary or confidential information of the Employer, or misappropriate any corporate opportunities of the Employer.

ARTICLE THREE—REMUNERATION AND BENEFITS

        3.1  Remuneration. During the Employee's employment with the Employer the Employee shall be entitled to receive the following remuneration:

  (a)
  a base salary of $120,000 per annum worked, payable semi-monthly; and

  (b)
  such remuneration as the Employee and the Employer may agree to in writing from time to time.

        3.2  No Right to Sue. The Employee shall have no further right to sue the Employer for damages or additional wages or benefits other than as set out herein.

        3.3  Adjustment of Remuneration. The Employer and the Employee may from time to time, by mutual written agreement, adjust the amount of the salary referred to in Section 3.1 hereof without changing the interpretation of any of the other provisions of this Agreement.

        3.4  Redefinition of Employment. The Employer and the Employee may from time to time by mutual written agreement redefine the job title, description, place of employment, functions and/or responsibilities of the Employee without changing any of the rights or obligations of the parties hereto.

        3.5  Reimbursement of Expenses. The Employee shall be reimbursed by the Employer for all business expenses actually and properly incurred by the Employee in connection with his duties under this Agreement in accordance with the normal policy of the Employer. The reimbursement of expenses shall be subject to the provision by the Employee to the Employer of receipts, statements and vouchers to the satisfaction of the Employer.

        3.6  Benefits. The Employer shall, in its sole discretion, make available to the Employee the benefits it makes available to other Employees from time to time. For greater certainty, such benefits shall include health care, life and disability insurance and sick leave, provided that such participation shall be subject to the terms and limitations established from time by the Employer.

        3.7  Bonus. In addition to the remuneration described in Paragraph 3.1 above, the Employee shall be entitled to receive bonuses in the form of participation in such profit sharing, stock purchase and stock option plans as may be instituted by the Employer from time to time. The Employee understands and agrees that the amount of such bonus, entitlement to and payment of any bonuses is entirely within the sole and arbitrary discretion of the Employer. The Employer shall instate a bonus plan, that may be amended from time to time, which the Employee shall be entitled to participate in at the discretion of management and the Board of Directors up to an amount equal to 50% of base salary.

ARTICLE FOUR—VACATION

        4.1  Vacation Entitlement. The Employee shall be entitled to vacation period of three (3) weeks with pay, at the end of each twelve-month period of employment of the Employee, to be taken as per company policy as communicated to the employee. After two years employment, the Employee's vacation entitlement will increase by one (1) week.

ARTICLE FIVE—EMPLOYEE COVENANTS

        5.1  Covenants of the Employee. The Employee covenants both during and after employment with the Employer as follows:

  (a)
  that, except in fulfillment of his duties hereunder, he shall not enter into any contract on behalf of, or in the name of, the Employer, and shall not pledge the credit of the Employer;

  (b)
  that he shall not at any time be guilty of any act or conduct causing or calculated to cause damage or discredit to the reputation or business of the Employer;

  (c)
  that as soon as notice of termination of employment has been given by either party and or his employment with the Employer shall terminate, whichever is the earlier, he shall deliver up to the Employer all books, records, printouts, lists, notes and other documents or copies thereof relating to the business of the Employer which may be in his possession or directly or indirectly under his control;

  (d)
  that he shall not at any time during and/or after employment use for his own interest and shall not release directly or indirectly to anyone any information concerning the Employer's business practices, operations, procedures, policies, budget, products, financial information, client names, suppliers, etc., which the Employer shall deem confidential or against its business interests; and

  (e)
  the Employee further acknowledges that the information found in the Employer's books, records, printouts, lists, notes, or any other documents or copies thereof relating to the business of the Employer is the exclusive property of the Employer and can only be used for the benefit of the Employer.

ARTICLE SIX—INCAPACITY

        6.1  Incapacity of Employees. Notwithstanding any other provision in this Agreement, where during the term of this Agreement the Employee by reason of his mental or physical condition (an "Incapacity") is unable, in the sole opinion of the Employer (acting reasonably), to perform his duties hereunder and such Incapacity shall continue for a period of more than two (2), consecutive or non-consecutive months within a twelve (12) month period, the Employer shall hereafter have the right, on not less than three (3) months written notice to the Employee, to terminate this Agreement and the Employee's employment. In such case the Employee shall have no claim for wages or damages against the Employer, except for the payment of his base salary for days worked to the date of termination. If the Employee's incapacity commences during the first three (3) months of employment, the employment may be terminated without notice.

ARTICLE SEVEN—GENERAL CONTRACT PROVISIONS

        7.1  Governing Law. The terms of this Agreement are governed under the laws of the Province of British Columbia and as such it is considered a contract of employment.

        7.2  No Related Party Dealings. The Employee shall not be allowed to deal on behalf of the Employer with any company in which he or his immediate family has an undisclosed financial interest.

        7.3  Notice. Any notice to be given by either party hereunder may be validly given if sent by registered mail, postage prepaid, addressed to the other at the respective addresses given below:

if to the Employer:	#302, 1132 Hamilton Street Vancouver, B.C. V6B 2S2
if to the Employee:	4397 Cheviot Road North Vancouver, B.C. V7R 3T3

        7.4  Language. The parties acknowledge that they have required this agreement to be drawn in the English language.

        (Les parties reconnaissent qu'ils ont exigé que la présente entente soit rédigée en langue anglaise).

        7.5  Survival. The representations, warranties and covenants of the Employee contained in this Agreement shall survive any termination of the Employee's employment with the Employer.

        7.6  Severability. If any covenant or provision contained herein is determined to be void, invalid or unenforceable in whole or in part for any reason whatsoever, it shall not be deemed to affect or impair the validity or enforceability of any other covenant or provisions hereof, and such unenforceable covenant or provisions or part thereof shall be treated as severable from the remainder of this Agreement.

        7.7  Entire Agreement. This Agreement and any schedules attached hereto constitutes the whole of the agreement between the parties. There are no collateral representations, agreements or conditions not specifically set forth herein. The Employee acknowledges that any express representations not contained in this Agreement, made negligently, innocently or otherwise to the Employee, by the officers, directors, employees or agents of the Employer, whether acting with actual or ostensible authority or otherwise, and whether such representations are made prior to, on or subsequent to the date hereof, have been, are or shall be so made without responsibility on the part of the Employer, its officers, directors, employees or agents, for any tortious liability, economic losses, non-pecuniary losses or other damages. The Employee also further acknowledges and agrees that any representations that may by implication arise as a result of the past, present or future interactions of the Employer and the Employee, shall not attribute or import any tortious liability to the Employer, its officers, directors, employees or agents.

        7.8  Amendments. No modification, amendment or variation hereof shall be of effect or binding upon the parties hereto unless agreed to in writing by each of them and thereafter such modification, amendment or variation shall have the same effect as if it had originally formed part of this Agreement.

        8.0  Employee's Acknowledgment. The Employee acknowledges that he has read and understands the foregoing and that the Employer has advised him that this Agreement substantially alters and supersedes the Employee's rights at common law. The Employee specifically acknowledges that the Employer has advised him to seek independent legal advice prior to executing this Agreement.

        IN WITNESS WHEREOF the parties have duly executed this Employment Agreement this 3rd day of April 2001 to have effect as and from the date first above written.

SIGNED, SEALED AND DELIVERED by	)
Garth R. Albright in the presence of:	)
)
	)	/S/GARTH ALBRIGHT
Name	) ) )	Garth R. Albright
Address	) ) )
) )
Occupation	) )
THE COMMON SEAL OF Peace Arch Entertainment Group Inc. was hereunto affixed in the presence of:	) )
/S/JULIET JONES Authorized Signatory	) ) ) )	C/S
)
/S/TIMOTHY GAMBLE Authorized Signatory	) )

Schedule "A"
JOB DESCRIPTION
"Chief Financial Officer"

RELATIONSHIPS

Reports to	Chief Executive Officer
Supervises	Corporate Controller Head of Production Finance
Internal	Corporate offices, production offices, audit committee
External	Banks, funding agencies, auditors, analysts, shareholders, debtors

PERSON REQUIREMENTS

Knowledge	Knowledge of accounting systems and procedures.

Knowledge of public markets

Knowledge of Canadian GAAP and US GAAP at it applies to Peace Arch

Knowledge of financial reporting requirements

Knowledge of tax credit requirements and treaty co-production requirements

Knowledge of film industry procedures, accounting and funding.
Behaviors/Skills	Superior organizational skills

Effective interpersonal skills, internally and externally

Good presentation skills

Self motivated, team player

Ability to supervise and motivate subordinates

High level of accuracy

Professional integrity
Education	Designated accountant

PRIMARY ACCOUNTABILITIES

JOB SUMMARY

1.
Oversee all accounting and audit functions

  •
  Manage the accounting staff including the Head of Production Finance and the Corporate Controller

  •
  Manage audit process including relationship with audit partner

  •
  Drive tax planning initiatives

  •
  Liaise with audit committee

2.
Cash management

  •
  Regular reporting of cash flow projections to management

  •
  Planning of cash flows and directing the accounting department with respect to cash collections and disbursements

  •
  Currency management

3.
Financial Reporting

  •
  Oversee quarterly financial statement preparation

  •
  Oversee year end financial statement preparation

  •
  Ensure timely mailing to shareholders and filing with authorities

  •
  Ensure timely filing of other regulatory documents, including but not limited to 20F, AIF, 6K, Information Circular and Proxy, etc.

  •
  Ensure debt covenant reporting requirements are being met

4.
Capital/operating budgets

  •
  Prepare and maintain capital and operating budgets with input from management and the Board of Directors

5.
Project Financing

  •
  Evaluate projects for potential green-light

  •
  Secure project specific financing

  •
  Seek out new, creative sources of project financing

6.
Corporate Finance

  •
  Maintain existing and develop new banking relationships

  •
  Correspond with securities analysts and investment bankers as required

  •
  Work with the management team to secure financing as required

  •
  Quarterly conference calls

  •
  Participate in presentations (road-shows)

  •
  Actively participate in merger and acquisition transactions, from deal negotiation to due diligence.

7.
Management

  •
  Participate in the day to day management of the Company

  •
  Oversee financial and operational controls, both at head office and for productions

  •
  Participate in overseeing productions

  •
  Perform regular and frequent analysis of project budget status

  •
  Participate in operational procedures, policies and controls

  •
  Participate in financial evaluation and decision making

PRIMARY OBJECTIVES

    •
    Assist in raising adequate capital for the Company's growth requirements

    •
    Participate in growing the Company's profitability

        This job description was prepared April 2, 2001. The above job description may be amended periodically as determined necessary by management and through discussions with the incumbent, to reflect the dynamic nature of the position.

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EXHIBIT 4.2 AGREEMENT